Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Financial Statements

October 31, 2005 and 2004

(expressed in Canadian dollars)

(unaudited)

ARIZONA STAR RESOURCE CORP.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Balance Sheets

As at October 31, 2005 and April 30, 2005

(expressed in Canadian dollars)

(unaudited)

	As of October 31, 2005 $ (unaudited)	As of April 30, 2005 $ (audited)
Assets

Current assets
Cash and cash equivalents	5,466,276	7,042,146
Accounts receivable	60,689	29,734
Prepaid expenses	29,072	33,875

	5,556,037	7,105,755

Investments	86,521	86,521

Resource properties (note 3)	35,324,383	35,324,383

	40,966,941	42,516,659

Liabilities

Current liabilities
Accounts payable and accrued liabilities	289,527	1,378,979

Future income tax liabilities (note 2)	3,991,000	4,248,000

Asset retirement obligation (note 2)	134,532	131,251

	4,415,059	5,758,230

Shareholders’ Equity

Capital stock
Authorized
100,000,000 common shares, without par value

Issued
41,600,937 common shares	50,762,829	50,762,829

Contributed surplus (note 4)	1,322,734	1,322,734

Deficit	(15,533,681)	(15,327,134)

	36,551,882	36,758,429
	40,966,941	42,516,659

Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Statements of Deficit

For the periods ended October 31, 2005 and 2004

(expressed in Canadian dollars)

(unaudited)

	2005 $	2004 $ (restated)

Deficit - Beginning of year - as previously reported	12,341,134	7,685,804

Future income tax liability adjustment (note 2)	2,986,000	3,197,000

Deficit - Beginning of year - as restated	15,327,134	10,882,804

Loss for the period	206,547	1,054,469

Deficit - End of period	15,533,681	11,937,273

Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Statements of Operations

For the periods ended October 31, 2005 and 2004

(expressed in Canadian dollars, except for shares)

(unaudited)

	Second	Quarter	Six	Months
	2005 $	2004 $ (restated)	2005 $	2004 $ (restated)

Expenses
Office and administrative	106,882	109,771	217,672	175,766
Shareholder meetings and communication costs	7,924	26,835	18,392	34,291
Professional fees	87,122	44,748	93,750	48,737
Directors’ fees	49,026	-	99,049	-

Loss before the following	250,954	181,354	428,863	258,794

Stock-based compensation (note 4)	-	-	-	1,322,734

Interest income	(18,642)	(13,981)	(46,990)	(27,472)

Foreign exchange gain	(99,842)	(360,829)	(175,326)	(499,587)

Loss (income) for the period	132,470	(193,456)	206,547	1,054,469

Loss per common share - basic and diluted	0.00	0.00	0.00	0.03

Weighted average number of common shares outstanding	41,600,937	40,384,741	41,600,937	40,373,817

Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Statements of Cash Flows

For the periods ended October 31, 2005 and 2004

(expressed in Canadian dollars)

(unaudited)

	Second	Quarter	Six	Months
	2005 $	2004 $ (restated)	2005 $	2004 $ (restated)

Cash flows from operating activities
(Loss) income for the period	(132,470)	193,456	(206,547)	(1,054,469)
Items not affecting cash
Stock-based compensation	-	-	-	1,322,734
Foreign exchange gain	(99,842)	(360,829)	(175,326)	(499,587)
	(232,312)	(167,373)	(381,873)	(231,322)

Changes in non-cash working capital	(719,104)	24,778	(1,115,605)	18,858

	(951,416)	(142,595)	(1,497,478)	(212,464)

Cash flows from financing activities
Common shares issued for cash upon exercise of stock options	-	30,000	-	90,000

	-	30,000	-	90,000

Cash flows from investing activities
Acquisition, exploration and development expenditures	-	(22,625)	-	(49,829)

	-	(22,625)	-	(49,829)

Effect of exchange rate changes on cash and cash equivalents	(41,877)	(5,171)	(78,392)	(8,413)

Decrease in cash and cash equivalents	(993,293)	(140,391)	(1,575,870)	(180,706)

Cash and cash equivalents - Beginning of period	6,459,569	2,772,312	7,042,146	2,812,627

Cash and cash equivalents - End of period	5,466,276	2,631,921	5,466,276	2,631,921

Supplementary information

Accretion on asset retirement obligation capitalized to resource properties	-	1,563	-	3,126

Arizona Star Resource Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2005 and 2004

(expressed in Canadian dollars)

(unaudited)

1

Basis of Presentation

The interim financial statements of Arizona Star Resource Corp. (“the Company” or “Arizona Star”) do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.  These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

Certain of the prior period comparative figures have been reclassified to conform with the presentation adopted for the current period.

2

Prior year restatements

Prior to the end of April 30, 2005, it was determined that a future income tax liability should be recorded related to the sale of Compania Minera Aldebaran (“CMA”) in October 2001. At that time, the tax base of certain Cerro Casale development assets in CMA was transferred to a third party while the book cost of the assets remained capitalized to the property. As a result, management believes that a future income tax liability should have been recorded at the sale date to reflect the fact that in future years, should the Cerro Casale property be placed into production, there would be no tax deduction for certain Cerro Casale costs. A retroactive adjustment establishing a future income tax liability of $4,844,000 with charges to the deficit account of $3,197,000 and resource property costs of $1,647,000 was made during the year.

The effect of the adoption of CICA 3110 effective March 1, 2004 resulted in a $125,001 increase to resource properties and a $125,001 increase to the asset retirement obligation liability.

3

Resource properties

	October 31, 2005	April 30, 2005
	Net $	Net $

Balance - as at April 30, as previously reported	35,324,383	34,569,373

Asset retirement obligations (note 2)	-	125,001
Future income tax liability adjustment (note 3)	-	1,647,000

Balance - Beginning of year, as restated	35,324,383	36,341,374

Additions during the period
Administration	-	114,970
Accretion on asset retirement obligations	-	6,250
Refundable Chilean tax	-	15,660
Option payment	-	(313,437)
Write-off during the year	-	(840,434)

	-	(1,016,991)

Balance - End of period	35,324,383	35,324,383

Arizona Star Resource Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

October 31, 2005 and 2004

(expressed in Canadian dollars)

(unaudited)

Aldebaran Property

On October 26, 1997, the Company and Bema Gold Corporation (“Bema”) entered into an agreement with Placer Dome Inc. (“Placer Dome”) allowing Placer Dome to acquire a 51% interest in the Aldebaran property, which hosts the Cerro Casale Project, and an adjacent property in northern Chile.  The Aldebaran property is currently owned by Compania Minera Casale (“CMC”), which in turn is owned 25% by Arizona Star, 51% by Placer Dome, and 24% by Bema.

On September 27, 2005, Placer Dome announced that it had concluded that the Cerro Casale Project was not financially viable at that time and was not financeable under the terms of the Shareholders’ Agreement, and issued a Certificate "A" to Arizona Star and Bema.

Arizona Star disagreed with Placer Dome’s conclusion, believing that the Cerro Casale Project was financeable under the terms of the Shareholders’ Agreement.

On October 4, 2005, Arizona Star in cooperation with Bema announced that they had notified Placer Dome that it was in default of its obligations under the Shareholders’ Agreement. Pursuant to the terms of the Shareholders’ Agreement, Placer Dome had 30 days from the date of the notice to remedy the defaults. If the defaults had not been remedied within 30 days, Arizona Star and Bema intended to take all necessary steps to have Placer Dome’s interest in the Cerro Casale Project returned to them. The Shareholder’s Agreement provides for arbitration in the event of a disagreement among the parties.

Also, on October 4, 2005, Placer Dome announced that it had received Notice of Default under the Shareholders’ Agreement and disagreed with the allegations contained in the Notice of Default.

On October 26, 2005, the Company, Bema, and Placer Dome announced that they had reached a nonbinding agreement in principle for Placer Dome’s sale of its interest in CMC to the Company and Bema for contingent payments.  The Company and Bema Gold will jointly pay Placer Dome US$10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years, or (b) a cash payment of US$70 million payable when a construction decision is made, at the election of the Company and Bema Gold.  The transaction remains subject to certain conditions including receipt of all necessary approvals and settlement of definitive agreements.  If the nonbinding agreement in principle, described above, becomes a binding agreement, on effectively the same terms, the dispute reflected in the Notice of Default will be resolved.

4

Contributed surplus

On May 5, 2004, the Company granted 825,000 incentive stock options to directors, officers, consultants and employees at an exercise price of $4.39 per option for a term of five years. These options were approved by the Board of Directors, but final documentation had not yet been distributed to the optionees. On September 9, 2004, the Company announced that it was in receipt of a Petition filed August 31, 2004 by Pan Atlantic Bank and Trust Limited (“Pan Atlantic”), a shareholder of the Company, regarding the granting of these incentive stock options. All of these stock options were cancelled and legal action dropped.

Prior to the cancellation of these options, the Company charged to operations the fair value of these options in the amount of $1,322,734, with a corresponding credit to contributed surplus. The fair value was estimated at $2.10 per option at the grant date.

5

Related Party Transactions

During the six month period ended October 31, 2005 and 2004, the Company had the following transactions and balances with Bema and a subsidiary of Bema, Minera Bema Gold (Chile) Ltda. (“Bema Chile”):

	2005 $	2004 $

Office and administrative	4,370	26,237
Accounting	5,030	27,291
Rent and utilities	2,400	14,400
Management fees	2,500	15,000
Shareholder information	-	7,362
Bema Chile office costs capitalized to property	-	49,900

Accounts payable	6,000	32,589

Until June 1, 2005, Bema provided management, administrative and technical services to the Company.